Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

September 28, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 28, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from LumiraDx Ltd., (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common shares, par value $0.0000028 per share

Warrants exercisable to purchase common shares

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi